Exhibit 99.1

Starbox Group Holdings Ltd.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: STBX)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “Meeting”) of Starbox Group Holdings Ltd. (the “Company”) will be held on April 2, 2025, at 8:30 a.m., Eastern Time, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, for the purpose of considering and voting upon the following proposals:

1.	as an ordinary resolution of shareholders that, with effect from 8:30 a.m. (Eastern Time) on April 2, 2025, the Company’s authorized share capital be increased from:

(a)	US$9,990,000 divided into 55,500,000 shares, comprising of 54,387,500 Class A ordinary shares of par value US$0.18 each, 800,000 Class B ordinary shares of a par value of US$0.18 each, and 312,500 preferred shares of a par value of US$0.18 each; to
(b)	US$1,000,000,008 divided into 5,555,555,600 shares, comprising of 5,444,444,488 Class A ordinary shares of par value US$0.18 each, 83,333,334 Class B ordinary shares of a par value of US$0.18 each, and 27,777,778 preferred shares of a par value of US$0.18 each, by the creation of 5,390,056,988 new Class A ordinary shares of par value US$0.18 each, 82,533,334 new Class B ordinary shares of par value US$0.18 each and 27,465,278 new preferred shares of a par value of US$0.18 each (the “Share Capital Increase”); and

2.	as an ordinary resolution of shareholders that, subject to and with effect immediately following the Share Capital Increase:

(a)	each of the 5,444,444,488 authorized Class A ordinary shares in the Company of US$0.18 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 5,444,444,488 Class A ordinary shares of US$0.18 par value each to (y) 388,888,892 Class A ordinary shares of US$2.52 par value each;
(b)	each of the 83,333,334 authorized Class B ordinary shares in the Company of US$0.18 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 83,333,334 Class B ordinary shares of US$0.18 par value each to (y) 5,952,381 Class B ordinary shares of US$2.52 par value each; and
(c)	each of the 27,777,778 authorized and unissued preferred shares in the Company of US$0.18 par value each be consolidated on a 14:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 27,777,778 preferred shares of US$0.18 par value each to (y) 1,984,127 preferred shares of US$2.52 par value each,
(together, the “Share Consolidation”).

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on March 12, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at ir.starboxholdings.com or by submitting a request to investors@ascent-ir.com. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about March 18, 2025.

By Order of the Board of Directors,

/s/ Lee Choon Wooi
Lee Choon Wooi
Chairman of the Board of Directors

Kuala Lumpur, Malaysia

March 14, 2025

Starbox Group Holdings Ltd.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 2, 2025, 8:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Starbox Group Holdings Ltd. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on April 2, 2025, at 8:30 a.m., Eastern Time, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, or any adjournment thereof.

Only holders of the ordinary shares of the Company (being the Class A ordinary shares and Class B ordinary shares) of record at the close of business on March 12, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding shares of the Company which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares of the Company in issue and entitled to vote at such the Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. For the purposes of the proposals set out below, holders of Class A ordinary shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	as an ordinary resolution of shareholders that, with effect from 8:30 a.m. (Eastern Time) on April 2, 2025, the Company’s authorized share capital be increased from:

(a)	US$9,990,000 divided into 55,500,000 shares, comprising of 54,387,500 Class A ordinary shares of par value US$0.18 each, 800,000 Class B ordinary shares of a par value of US$0.18 each, and 312,500 preferred shares of a par value of US$0.18 each; to
(b)	US$1,000,000,008 divided into 5,555,555,600 shares, comprising of 5,444,444,488 Class A ordinary shares of par value US$0.18 each, 83,333,334 Class B ordinary shares of a par value of US$0.18 each, and 27,777,778 preferred shares of a par value of US$0.18 each, by the creation of 5,390,056,988 new Class A ordinary shares of par value US$0.18 each, 82,533,334 new Class B ordinary shares of par value US$0.18 each and 27,465,278 new preferred shares of a par value of US$0.18 each (the “Share Capital Increase”); and

2.	as an ordinary resolution of shareholders that, subject to and with effect immediately following the Share Capital Increase:

(a)	each of the 5,444,444,488 authorized Class A ordinary shares in the Company of US$0.18 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 5,444,444,488 Class A ordinary shares of US$0.18 par value each to (y) 388,888,892 Class A ordinary shares of US$2.52 par value each;
(b)	each of the 83,333,334 authorized Class B ordinary shares in the Company of US$0.18 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 83,333,334 Class B ordinary shares of US$0.18 par value each to (y) 5,952,381 Class B ordinary shares of US$2.52 par value each; and
(c)	each of the 27,777,778 authorized and unissued preferred shares in the Company of US$0.18 par value each be consolidated on a 14:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 27,777,778 preferred shares of US$0.18 par value each to (y) 1,984,127 preferred shares of US$2.52 par value each,
(together, the “Share Consolidation”).

The Board of Directors recommends a vote “FOR” each of Proposals 1 and 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

For the purposes of the proposals set out below, holders of Class A ordinary shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

PROPOSAL NO. 1

THE SHARE CAPITAL INCREASE

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital to US$1,000,000,008 divided into 5,555,555,600 shares comprising: 5,444,444,488 Class A ordinary shares of US$0.18 par value each, 83,333,334 Class B ordinary shares of a par value of US$0.18 each and 27,777,778 preferred shares of a par value of US$0.18 each (the “Share Capital Increase”).

If the Company’s shareholders approve this proposal, the Share Capital Increase will be effective upon shareholder approval.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect from 8:30 a.m. (Eastern Time) on April 2, 2025, the Company’s authorized share capital be increased from:

(i)	US$9,990,000 divided into 55,500,000 shares, comprising of 54,387,500 Class A ordinary shares of par value US$0.18 each, 800,000 Class B ordinary shares of a par value of US$0.18 each, and 312,500 preferred shares of a par value of US$0.18 each; to

(ii)	US$1,000,000,008 divided into 5,555,555,600 shares, comprising of 5,444,444,488 Class A ordinary shares of par value US$0.18 each, 83,333,334 Class B ordinary shares of a par value of US$0.18 each, and 27,777,778 preferred shares of a par value of US$0.18 each, by the creation of 5,390,056,988 new Class A ordinary shares of par value US$0.18 each, 82,533,334 new Class B ordinary shares of par value US$0.18 each, and 27,465,278 new preferred shares of a par value of US$0.18 each (the “Share Capital Increase”).

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

THE SHARE CONSOLIDATION

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares, at a ratio of 14-for-1 (the “Share Consolidation”), to take effect subject to and immediately following the Share Capital Increase.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “STBX.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share.

On March 7, 2025, the Company received a staff determination notice (the “Staff Determination Notice”) from the Listings Qualifications Department of Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. Furthermore, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period, since the Company had effected two reverse stock splits over the prior one-year period. Unless the Company requests an appeal of such determination to Nasdaq’s Hearings Panel, the Company’s securities will be suspended from trading on Nasdaq at the opening of business on March 18, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq.

In the event the Class A ordinary shares are no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade them on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and, therefore, less desirable. Accordingly, the Board of Directors believes the delisting of the Class A ordinary shares by Nasdaq would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or be prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A ordinary shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the SEC. When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-consolidation basis on the effective date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio; meaning, there will be a reduction in the number of the authorized shares in the Company by a factor of 14 (as set out above under the subheading “General”).

Street Name Holders of Class A ordinary shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names (except as set out under the subheading “Fractional Shares”). Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect immediately following the Share Capital Increase:

(i)	each of the 5,444,444,488 authorized Class A ordinary shares in the Company of US$0.18 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 5,444,444,488 Class A ordinary shares of US$0.18 par value each to (y) 388,888,892 Class A ordinary shares of US$2.52 par value each;

(ii)	each of the 83,333,334 authorized Class B ordinary shares in the Company of US$0.18 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 14:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 83,333,334 Class B ordinary shares of US$0.18 par value each to (y) 5,952,381 Class B ordinary shares of US$2.52 par value each; and

(iii)	each of the 27,777,778 authorized and unissued preferred shares in the Company of US$0.18 par value each be consolidated on a 14:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 27,777,778 preferred shares of US$0.18 par value each to (y) 1,984,127 preferred shares of US$2.52 par value each,

(together, the “Share Consolidation”).

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 14, 2025	/s/ Lee Choon Wooi
Lee Choon Wooi
Chairman of the Board of Directors